
AMENDMENT NO. 1
TO
DIAL ACCESS SERVICES AGREEMENT


THIS AMENDMENT NO. 1 to Dial Access Services Agreement (this "Amendment") is effective as of June 28th, 2002 (the "Amendment Effective Date") by and between **Qwest Communications Corporation** ("Customer") and **Pac-West Telecomm, Inc.** ("Pac-West"). Pac-West and Customer are sometimes collectively referred to herein as the "Parties." All defined or capitalized terms used herein shall have the same meanings ascribed to them in the Agreement, unless specifically otherwise provided in this Amendment No. 1.

WHEREAS, Pac-West and Customer entered into that certain Dial Access Services Agreement effective as of January 31, 2002 (the "Agreement");

WHEREAS, the Parties desire to modify the Agreement as more particularly described below.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Section 4 of the Agreement shall be deleted in its entirety and replaced by the following Section 4:

"4. <u>Minimum Service Commitment</u>

Except as otherwise provided herein, Customer agrees to maintain the Ports set forth below for the duration of the respective Service Terms ("Port Commitment"). The Parties agree to work cooperatively to complete a deployment plan within thirty (30) days after the Effective Date that will result in the fastest reasonable delivery and activation for the entirety of the Port Commitment.

Phase 1 Port Commitment: Minimum of [**] Ports activated within 45 days of the Effective Date, at the locations set forth in Exhibit 4.

Phase 2 Port Commitment: Minimum of [**] additional Ports activated on or before June 30, 2002, at the locations set forth in Exhibit 4.

Phase 3 Port Commitment: Minimum of [**] additional Ports activated the later of January 1, 2003 or the date the Ports are accepted by Qwest in accordance with Section 11 of the Agreement, at the locations set forth in Exhibit 4.

In the event that Qwest desires early activation of any Ports, Pac-West agrees to exercise its commercially reasonable efforts, subject to resource and personnel constraints, to accommodate Qwest's request."

2. All other terms and conditions in the Agreement shall remain in full force and effect and be binding upon the Parties. This Amendment and the Agreement set forth the entire understanding between the Parties as to the subject matter herein, and in the event there are any inconsistencies between the two documents, the terms of this Amendment shall control.


Confidential Information Redacted and Filed Separately with the Commission. Omitted Portions Indicated by [**].


IN WITNESS WHEREOF, an authorized representative of each Party has executed this Amendment as of the dates set forth below.

QWEST COMMUNICATIONS CORPORATION	**PAC-WEST TELECOMM, INC.**
By: /s/ Gordon Martin	By: /s/ Wallace W. Griffin
Name: Gordon Martin	Name: Wallace W. Griffin
Title: Executive Vice President - Wholesale Markets	Title: Chairman and CEO
Date: July 16, 2002	Date: June 28, 2002

Confidential Information Redacted and Filed Separately with the Commission. Omitted Portions Indicated by [**].

2